Mail Stop 4631
                                              February 14, 2019

  Via E-Mail
  Ms. Rong Rao
  Director
  Jufeel International Group 58
  31 201 Street
  Oakland Gardens, NY 11364

          Re:     Jufeel International Group
                  Amendment No. 2 to
                  Draft Registration Statement on Form S-1
                  Submitted January 8, 2019
                  CIK No. 0001725063

  Dear Ms. Rao:

        We reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

         Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

         After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Restriction on Foreign Ownership, page 42

1. Please make clear in which category of the Catalogue each of your PRC businesses is, and detail the extent to which each of your PRC businesses is in compliance with all PRC laws and regulations.
 Rong Rao
Jufeel International Group
February 14, 2018
Page 2

Directors and Executive Officers, page 62

2. Please update Item 402 of Regulation S-K disclosure to include the fiscal year ended
   December 31, 2018.

Exhibit 99.1

3. Please note that the qualification in paragraph (7)(b)(iv) of the opinion does not appear to be appropriate. Please have counsel revise its opinion.

           You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin
   W. Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior
   Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754
   if you have any other questions.

                                                Sincerely,

                                                /s/ Asia Timmons-Pierce, for

                                                Amanda Ravitz
                                                Assistant Director
                                                Office of Manufacturing
                                                and Construction